

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Brandon E. Lacoff
Chief Executive Officer
Belpointe REIT, Inc.
125 Greenwich Avenue, 3rd Floor
Greenwich, CT 06830

      Re: Belpointe REIT, Inc.
          Post Qualification Amendment No. 13 on Form 1-A
          Filed February 26, 2021
          File No. 024-10923

Dear Mr. Lacoff:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Vanessa Schoenthaler, Esq.